GATEWAY DISTRIBUTORS, LTD
                                3220 Pepper Lane
                            Las Vegas, Nevada 89120
                    Phone: 702-317-2400    Fax: 702-312-3590

October 20, 2005

Gateway Distributors, Ltd.
Response to SEC letter dated August 3, 2005

Mr. Josh Forgione, Staff Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:  SEC Letter dated August 3, 2005
     Gateway Distributors, Ltd
     Form 10-KSB for the year ended December 31, 2004
     File No. 000-27879

QUESTION 1
----------

We read your response to comment 2 and reissue our prior comment 2. Please tell us in sufficient detail how and why you simultaneously sold your interest in and subsequently purchased all of the assets of TRSG on December 31, 2002. Please include, but do not limit your response, to the following:

     a. The name of the acquirer and a description of the primary reasons for the transaction;
     b.   Summarized balance sheet of TRSG immediately prior to the acquisition;
     c. The cost of assets and selected debt acquired from TRSG and, if applicable, the number of shares of equity interest issued or issuable, the value assigned to those interests, and the basis for determining the value;
     d. A condensed balance sheet showing the amount assigned to each major asset and liability acquired and assumed from TRSG.

ANSWER TO QUESTION 1
--------------------

     a) You request the name of the acquirer and a description of the primary reasons for the transaction. We provide you excerpts of previous filings discussing this, along with additional information later in this Answer to Question 1.

     b) You have requested a summarized balance sheet of TRSG immediately prior to the acquisition. We provide you this by attachment, which is also our response to your d). The portion to answer this b) is the amount on the column stating "Passed to Gateway from TRSG @ 12-31-02."

     c) You want to know the cost of assets and selected debt acquired from TRSG and, if applicable, the number of shares of equity interest issued or issuable, the value assigned to those interests, and the basis for determining the value. The cost to Gateway was the cost in the hands of TRSG. I moved to Gateway on exactly the same basis as it was in the hands of TRSG.

     d) In addition, you asked for a condensed balance sheet showing the amount assigned to each major asset and liability acquired and assumed from TRSG. The attached schedule answering a) above answers d). As pointed out in c) above, cost in the hands of TRSG is also cost in the hands of Gateway.

Past filings of Gateway Distributors, Ltd had historical data that was eliminated as time passed. We excluded much of this verbiage in the 10-KSB as of December 31,2004 as it related to periods previous to the ones reported and included in the 10-KSB as of December 31, 2004. We will reconsider for the future whether to include more of the previously reported history not continued in the current reporting as of December 31, 2004. The exact history as reported is:

FROM FORM 10-SB 12G 11/01/1999 FILED 10/29/1999 FROM THE SEC WEBSITE

Gateway Distributors, Ltd. ("Gateway" or the "Company") was incorporated in Nevada on May 26, 1993. In March 1995, the Company purchased, for $60,000, all of the assets, consisting of inventory, equipment, tradenames and a distributor list, of The Right Solution, Inc., a California corporation, which had filed for protection from its creditors under Chapter 7 of the United States Bankruptcy Code. Richard A. Bailey, President and Chief Executive Officer of the Company, was a distributor of The Right Solution, Inc. before it filed for bankruptcy. The acquisition of those assets was effected as part of the Company's long term strategic plans.

On July 9, 1996, the Company amended its Articles of Incorporation to reclassify its authorized capital stock into two classes, voting and non-voting. The stockholders were granted the right to cumulate votes for directors. The directors were exempted, to the fullest extent permitted by law, from personal liability to the corporation or its stockholders for monetary damages, except liability for (i) the amount of a financial benefit received by a director to which he is not entitled, (ii) an intentional infliction of harm on the corporation or the stockholders, or (iii) an intentional violation of criminal law. The amendment also granted preemptive right to its stockholders to purchase or subscribe for (i) unissued shares of the Company's Common Stock, and (ii) warrants, bonds, debentures or securities convertible into common stock.

On May 1, 1998, the Company amended its Articles of Incorporation to increase its authorized capital stock to 21,000,000 shares, of which 20,000,000 was designated as Common Stock, and of which 1,000,000 shares were designated as Preferred Stock. Each share of Common Stock outstanding on the effective date of the amendment was automatically converted into 40,000 shares. The board of directors were authorized to fix the number of shares of any series of Preferred Stock, to determine the designation of any such series and to determine or alter the rights, preferences, privileges, qualifications, limitations, and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock. No Preferred Stock has been issued. The amendment effectively eliminated the class of non-voting common stock.

On May 12, 1998, the Company completed the acquisition by merger of Hali Sales Corp., a Delaware corporation ("Hali"), with the Company as the surviving corporation. Hali had limited assets and approximately 970 shareholders of record and was acquired by the Company in order to increase its shareholder base. Before the merger, there were 4,000,000 shares of the Company's common stock issued and outstanding. The Company issued 1,000,714 shares of its Common Stock in the merger, one share of its Common Stock in exchange for each 9.804 shares of Hali common stock issued and outstanding on the effective date of the merger. Hali had no active operations at the time of the merger with the Company.

As of January 4, 1999, the Company acquired certain assets, consisting of cash, accounts receivables, inventory, customer and marketing lists, trademarks, tradenames, computer hardware, computer software and goodwill, of NuTech International, Inc., a Texas corporation ("NuTech") in exchange for 75,000 shares of the Company's Common Stock (the "NuTech Acquisition"). NuTech is a network marketer that sells nutritional, health and dietary supplements and products. In connection with the NuTech Acquisition, the Company agreed to cause an increase in the number of authorized directors of the Company, to take all steps necessary to nominate Scott McKnight to be a director of the Company and submit such nomination to the Company's shareholders for approval. In addition, the Company agreed that it will engage Aloe Commodities International, Inc. ("ACI") as the exclusive manufacturer of certain product lines which the Company purchased in the NuTech Acquisition.

As of April 1, 1999, the Company acquired certain assets, consisting of accounts receivables, inventory, customer and marketing lists, contract rights, trademarks, tradenames, computer hardware, computer software and goodwill, of American Outback, Inc., an Oklahoma corporation ("American Outback") in exchange for 67,400 shares of the Company's Common Stock (the "American Outback Acquisition"). American Outback is a network marketer that sells nutritional, health and dietary supplements and products. In connection with the American Outback Acquisition, the Company agreed that if, between April 1, 1999 and April 1, 2000, the average market price of the Common Stock does not exceed $1.00 per share for any consecutive ten (10) day period, the Company must pay to American Outback the difference of (a) $67,400 and (b) the product of (i) the average of the daily closing prices of the Common Stock during the ten trading days preceding April 1, 2000 and (ii) $67,400. In the event that the Common Stock is not publicly trading by November 1, 1999, American Outback has the option to require the Company to repurchase up to 67,400 shares of Common Stock issued as consideration in the American Outback Acquisition at a price of $1.00 per share, on terms to be determined by the parties by mutual agreement. Also in connection with the American Outback Acquisition, the Company agreed to take all steps necessary to appoint Jack Akers to the Company's Medical Advisory Board. Further, the Company agreed to use Bush Recipe(R) Emu Oil in all of the Company's products which contain emu oil and to engage American Outback as the exclusive manufacturer of Bush Recipe(R) Emu Oil, subject to certain terms and conditions. American Outback also granted to the Company a license to use certain trademarks.

On June 24, 1999, the Company amended and restated its Articles of Incorporation to eliminate the stockholders' right to cumulate votes for directors, to allow the number of directors of the Company to be established by amendment of the Company's bylaws, and to eliminate the preemptive rights previously granted to the stockholders.

As of September 21, 1999, the Company acquired substantially all of the assets and assumed certain liabilities of TeamUp International, Inc., a Nevada corporation ("TeamUp") pursuant to an asset purchase agreement dated as of August 17, 1999 (the "TeamUp Acquisition"). The TeamUp Acquisition purchase price consisted of (i) a stream of cash payments calculated on the basis of the Company's sales of inventory acquired in the TeamUp Acquisition, which the Company estimates will total approximately $160,000 over eighteen months, (ii) a stream of cash payments calculated on the basis of the Company's commissionable sales, which the Company estimates will total approximately $72,000 over twelve months, (iii) 650,000 shares of the Company's Common Stock, and (iv) an option to purchase 200,000 shares of the Company's Common Stock at a price of $1.00 per share. The Company agreed that it would repurchase up to 100,000 shares of Common Stock issued as consideration in the TeamUp Acquisition at a price of $1.00 at any time after March 21, 2000. The Company also agreed that if it files a registration statement under the Securities Exchange Act of 1934 for its Common Stock with the Securities & Exchange Commission ("SEC") and the SEC has not declared such registration statement effective on or before September 21, 2001, then the Company will pay $250,000 to TeamUp, or, if TeamUp has been dissolved, to the stockholders of TeamUp, pro rated proportionately.

FROM FORM 10-KSB 12/31/2002 FILED 04/25/2003 FROM THE SEC WEBSITE

As used herein the term ("Gateway") refers to Gateway Distributors, Ltd., a Nevada corporation, its subsidiaries and predecessors, unless the context indicates otherwise. Gateway was originally incorporated in the State of Nevada on May 26, 1993. In March 1995, Gateway purchased all of the assets of The Right Solution, Inc., a California corporation, which had filed for protection from its creditors under Chapter 7 of the United States Bankruptcy Code. The acquisition of those assets was effected as part of Gateway's long term strategic plans.

On July 1, 2000, Gateway acquired the assets and operations of Dynamic Products, Inc. ("Dynamic Products") in exchange for 1 (post reverse splits) share of Gateway Common Stock. Dynamic Products was a multi-level marketing company focusing on cleaning products. The transaction was accounted for under the purchase method of accounting, therefore, the assets were recorded based on their fair values at the date of acquisition. Gateway recorded $128,600 of cost in excess of net assets acquired, which is being amortized over 20 years. On August 15, 2002, Gateway acquired all equity interest in Los Cabos Freedom Movement, a Wisconsin LLC, dba Grandma Hammans Specialty Foods ("Grandma Hammans") for $85,000 plus 1 (post reverse-split) share of Gateway's common stock.

On October 12, 2000,the Company entered into an Acquisition Agreement ("Agreement") with TRSG Corporation (TRSG) fka Professional Wrestling Alliance Corporation, a Delaware Corporation wherein the Company agreed to sell the bulk of its assets and its operating business, in exchange for shares of PWA stock equaling approximately 85% of the issued and outstanding shares of PWA.

On January 10, 2001 the Corporation closed on the acquisition pursuant to the Agreement dated October 12, 2000. Pursuant to the Agreement the Corporation acquired from TRSG 13,448,660 shares of TRSG's Common Stock. As a result of this transaction, the Company acquired approximately 78% of the outstanding shares of TRSG.

TRSG acquired all of the business and existing networking distribution operations of The Right Solution from the Company. Nearly all of Gateway's operations were conducted through TRSG its majority owned subsidiary under the dba "The Right Solution" which was formerly operated by the Company.

Gateway sold its controlling shareholder interest of TRSG on December 31, 2002. Gateway recognized the sale as a loss of the disposition of a subsidiary. Gateway recorded the purchase at the carrying value on the books of TRSG.

On December 31, 2002, Gateway purchased substantially all the assets and selected liabilities of TRSG , in a related party transaction, without a shareholder vote or notice of given to the shareholders of either Gateway or TRSG, and without the approval of TRSG's creditors. Gateway has recognized the carrying value on the books of TRSG as its carrying value of the assets it received in this asset purchase from TRSG. The transaction involved Gateway assuming more liabilities than the assets acquired. Management is of the opinion that this asset purchase received no goodwill benefit to Gateway. Therefore, Gateway has expensed as a loss on the asset acquisition of TRSG with no implied fair value assigned to goodwill. Gateway may be liable to certain creditors and shareholders as a result of effecting this transaction without the prior consent of certain creditors and without giving notice to certain minority shareholders.

As a result of acquiring substantially all the assets of TRSG at December 31, 2002, Gateway's operations remain essentially the same as in 2001 except it now directly sells nutritional, health, and dietary supplements and products throughout North America and Japan directly rather than through its former subsidiary TRSG.

ADDITIONAL EXPLANATION:

TRSG was a subsidiary of Gateway, controlled by Gateway with an ownership of approximately 75% by Gateway. Upon acquisition of TRSG, Gateway passed its operations into TRSG along with almost all of its assets and a significant portion of its liabilities.

Gateway acquired TRSG on January 10, 2001. TRSG was a publicly held shell company when acquired by Gateway.

Prior to Gateway and TRSG coming together under common control, Rick Bailey and Flo Ternes, individuals, set about to move their operations into a publicly owned shell company. Negotiations began with two separate parties to obtain a shell company. Gateway came about. Almost immediately behind the acquisition of Gateway came TRSG. Management did not plan nor want two public shells at the same time, however, the commitments made virtually required them to take both of them. So, since Gateway came first, it became the holding company and TRSG became the operating subsidiary of Gateway.

During the period of time Gateway held the controlling interest in TRSG, short of two years, Gateway purchased approximately $1,000,000 in formulas from other companies unrelated to Gateway or TRSG. These formulas were placed in TRSG.

Both Gateway and TRSG were publicly traded companies and were required to file and report to the SEC. However, the process was not only very costly to maintain, it was cumbersome and inconvenient. Gateway determined to rid itself of its partially owned subsidiary (TRSG) and to create wholly owned subsidiaries instead.

Feng Shui and Richard Surber's company, from the acquisition of TRSG, had not been paid for the sale of their interests in the public shell for the total amount of $350,000. The Company worked out an arrangement with Frank Custable, and his companies, Suburban Capital, (jointly called "Suburban") to sell its interest in TRSG. So, in a series of transactions with Suburban, Gateway sold its ownership in TRSG to Suburban for $15,000 cash and acquired the operations, assets, and all but $550,000 in liabilities that remained in TRSG. The original sale price from Feng Shui & Richard Surber's company of $350,000 for the public shell was included in the liabilities retained by TRSG after the sale to Gateway. These transactions culminated on December 31, 2002 leaving all operations, assets, and selected liabilities with Gateway and selected liabilities with TRSG.

Before the sale to Gateway, TRSG evaluated the fair value of its formulas at December 31, 2002 (also its year end). TRSG identified impairment in the value of its formulas and wrote down the cost in its formulas by approximately $525,000, leaving on its books after impairment a fair value of $475,000. The fair value of $475,000 became the fair value passed from TRSG to Gateway. Gateway again looked at the fair value of the formulas acquired at December 31, 2002 and concluded there was no impairment. Gateway left the value of the formulas on the books at $475,000 as of December 31, 2002.

All of these activities have been disclosed in previous filings of Gateway, including the years they occurred which was up to and including December 31, 2002 as well as in the December 31, 2003 filings. By December 31, 2004, Gateway concluded it was only necessary to provide a brief explanation of the above activity as all of this has been previously disclosed in detail, including submittal of the agreements in the acquisition and disposal of TRSG by Gateway and December 31, 2002 was not included in its financial statements as of December 31, 2004.

Attached as Exhibit A is a summarized balance sheet of TRSG immediately prior to the acquisition by Gateway as previously discussed. The cost of assets and selected debt acquired from TRSG came off the elimination of the audited balance sheet of TRSG as of December 31, 2002 and were recognized on the books and records of Gateway for exactly the same amounts and classifications as recognized eliminated by TRSG as of December 31, 2002. Excerpts from the TRSG Corporation 10-KSB 2002 filing are attached as Exhibit B. These excerpts include the December 31, 2002 Balance Sheet.

When Gateway sold its stock in TRSG to Suburban, it gave Suburban all but approximately 7% ownership in TRSG. Shortly thereafter, TRSG issued additional stock and diluted Gateway's remaining interest in TRSG to virtually zero. Gateway did not recognize any remaining value in its stock ownership in TRSG upon the sale of stock to Suburban as of December 31, 2002.

QUESTION 2
----------

Your response to comment 2 suggest that the original acquisition and subsequent disposal were reflected in the financial statements at historical cost. We also note that you recorded an intangible asset in the amount of $475,000 as a result of the purchase of assets from TRSG on December 31, 2002. Please advise us how this acquisition gave rise to the initial recognition of an intangible asset that was acquired from a majority-owned subsidiary that had no operations and nominal net assets immediately prior to you acquiring control of TRSG in January 2001. In addition, please confirm that the assets re-acquired from TRSG were not recorded at their fair value.

ANSWER TO QUESTION 2
--------------------

We believe our response to Question 1 answers your question 2.

QUESTION 3
----------

Notwithstanding your response to our comments above, please tell us how you determined that your purchased formulas have an indefinite useful life. In your response, tell us how you considered all of the factors in paragraph 11 of SFAS
142. In addition,
tell us whether you have a patent, license, trademark or tradename associated with your formulas and what limitations, if any, this has on the useful life of your intangible asset.

ANSWER TO QUESTION 3
--------------------

We believe our formulas have an indefinite useful life because the formulas have been tried and tested and used over time and are not tied into limited useful lives. We are unable to place a life expectancy on these formulas because they can continue to be used as long as there is a demand and use for them. We have used some of them negotiating with other companies to acquire or jointly use. We chose to remain as we were with them, as we believed at the time that the Company would be better off not joint venturing.

Because of their indefinite useful lives, we evaluate our formulas annually for fair value and impairment in lieu of amortizing them over a fixed life.

As to trademarks, we have not assigned any value to trademarks, patents, licenses, or trade names associated to our formulas as of December 31, 2004. In addition, we have no fair value assigned to goodwill as of December 31, 2002 either.

QUESTION 4
----------

We read your revised impairment policy in response to comment 2 and 3. Please tell us how you estimated the fair value of your formulas using the guidance in paragraphs 23-25 of SFAS 142. In your response, please provide us with summaries of any impairment analyses performed under SFAS 142, including significant assumptions used in your analyses.

ANSWER TO QUESTION 4
--------------------

You referred to our impairment policy as "revised." It is not revised at all. We somehow overlooked reporting what our impairment policy is, but it was not "revised". In addition, you requested how we apply paragraphs 23-25 of SFAS 142 in estimating the fair value of our formulas. Paragraphs 23-25 of SFAS 142 refer to the accounting for Goodwill and does not relate to the valuation of other intangible assets such as formulas. Consequently, we did not apply paragraphs 23-25 of SFAS 142 in evaluating impairment and fair values for our formulas.

Instead, we applied paragraphs 16-17 of SFAS 142, which states:

     Intangible Assets Not Subject to Amortization

     16. If an intangible asset is determined to have an indefinite useful life, it shall not be amortized until its useful life is determined to be no longer indefinite. An entity shall evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset shall be tested for impairment in accordance with paragraph 17. That intangible asset shall then be amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization.

     Recognition and Measurement of an Impairment Loss

     17. An intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired . The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset shall be its new accounting basis. Subsequent reversal of a previously recognized impairment loss is prohibited.

A summary of our impairment analyses included looking at each of the groups of formulas we purchased years earlier and determining the present status of each group of formulas. We looked at what was being done with each group of formulas. We looked to see whether we were still using and selling them, or whether we had shelved them pending plans for future use. TRSG had written off (impaired) over 50% of the cost of the formulas before we took over the operations effective 1-1-03 (12-31-02). Those formulas remaining on the books carrying a fair value or original cost we review yearly for impairment. Each year since December 31, 2002 we have concluded there is no impairment and therefore no additional impairment has been made since December 31, 2002. We concluded that each of the groups of formulas still recognized on the books are still viable and useful as indefinite in life. This we concluded even though our sales of such formulas are inadequate to contribute much towards our operating expenses. We concluded that the formulas are every bit as valuable as when they were originally purchased (most of them around 2000) after the impairment as of December 31, 2002. We were still establishing the best methods to market them. It was not the formulas that were impaired.

QUESTION 5
----------

We read your revised disclosure in response to comments 6 and 7. Paragraph 10(a) of APB 25 and paragraph 9 of SFAS 123 requires the use of quoted market prices to measure compensation cost related to issuing both restricted and unrestricted stock. You do not have a reasonable basis for determining that the fair value of consideration received is more reliably measurable than the equity instruments issued to measure employee stock-based compensation under APB 25 and non-employee compensation under SFAS 123. As such we reissue our prior comments 6 and 7 in part. Please explain to us in sufficient detail why you could not estimate the fair value of your restricted stock and preferred stock. Please also clarify the circumstances in which you issued 15,673 shares of unrestricted stock including to whom and when they were issued and the basis for that valuation. In addition, please tell us how you considered the price per share of the 34,906 shares of common stock issued during the year when measuring compensation cost under APB 25 and SFAS 123 related to the above issuances.

ANSWER TO QUESTION 5
--------------------

APB 25, paragraph 10(a) indicates that quoted market price is substituted for fair value. It goes on to state that restricted stock and other circumstances are opposing factors to be included in a known future purchase price. It continues on to state, "the effects of the opposing factors are difficult to measure, and a practical solution is to rely on quoted market price to measure compensation cost related to issuing both restricted and unrestricted stock. If a quoted market price is unavailable, the best estimate of the market value of the stock should be used to measure compensation." About the same thing is stated in SFAS 123.

The Company continues to believe that the value assigned to restricted stock as recognized on the books of the Company is appropriate in light of what the Company has experienced. APB 25, paragraph 10(a) refers to using quoted market price to measure compensation as a practical solution. In this case, restricted stock neither has a quoted market price, nor is the quoted market price of unrestricted, free trading, stock practical. The value of unrestricted, free trading, stock is volitable and unreliable as a point of reference to the future. Consequently, the Company is of the opinion that restricted stock has no practical way to be measured. The services provided are the only way to measure the value. In the case of the restricted stock issued to officers, the potential value to the Company was very questionable as it was granted during times of the infancy of research and development and in the early stages of searching for opportunities for the Company to invest its efforts and fundings. It had little value to the Company at the time. Subsequent results of the efforts the stock was issued for confirms this rationale because a significant amount of such efforts resulted to naught to the Company over time.

In addition, an example of the reduction of the value of restricted stock issued occurred earlier this year. There were 24,005,003 shares of restricted common stock issued that went through a 500 for one reverse stock split effective on March 28, 2005. The value of that restricted stock is now 0.2% of what it was at the time of issue.

Despite the position taken by the Company, should the SEC disagree and want to propose a different value be assigned by the Company, it does not have a problem restating the cost of such compensation awards at what ever value the SEC deems it should be, and it will conform to what the SEC wants. However, if and when such stock can be freed to sell and is sold, the Company would also
           ---------------------------------
like to have instructions now as to how to treat the probable significant reduction in value of the stock at that time. Should the SEC require a different valuation, unless the SEC requires differently, the Company does not plan to recognize any revaluation as a taxable transaction. To date, the recipients of restricted stock have not sold or disposed of any of their stock over the years.

QUESTION 6
----------

We read your response to comment 8. Given your lack of ability to understand what gave rise to the initial recognition of these liabilities, we do not understand your basis for making any of the conclusions to (1) write-off $1.3 million of recorded liabilities, (2) estimate a "cushion" of $400,000 for future contingencies and (3) your conclusion that this does not fall under unclaimed property reportable or payable to the State of Nevada. Please advise us how you are able to reach the aforementioned conclusions in light of your lack of ability to understand what gave rise to the initial recognition of these liabilities.

ANSWER TO QUESTION 6
--------------------

You have a good question. Wish we could answer it more succinctly, but we cannot. What we do know is that there is neither basis nor logic to retain the liabilities on the books and records neither of the Company nor on the financial statements. It stems back to years ago.

As to why these payables do not fall under unclaimed property reportable or payable to the State of Nevada is because we are dealing with debt elimination. We are not dealing with asset retention, or payments made to someone that the check did not clear the bank. We are dealing with an unknown something that most likely is an overstatement of debt. If a company files bankruptcy, it does not file with the state the forgiveness of debt as unclaimed property reportable or payable to the state. Neither would an elimination of debt as discussed herein require a reporting to the state as unclaimed property or payable to the state.

We chose not to recognize this as an extraordinary event, but as a reduction in current operations. However, if the SEC prefers to have this recognized as an extraordinary event, or even to show it directly through the equity section of the balance sheet without going through the statement of operations, that is ok with the management of the Company. We just want to eliminate approximately $1,3000,000 from the previously reported liabilities.

Our auditors were ok with this debt elimination provided we set up a "cushion" to allow for possible future claims that may come up. To date, we have had $500 come up since this debt elimination as of December 31, 2004. We then recognized the $500 in our detail of liabilities and reduced the "cushion" from $400,000 to $399,500.

QUESTION 7
----------

Notwithstanding your response to our comment above, please advise us how you reached the conclusion that your financial statements should not be restated as a correction of an error considering the guidance in APB 20. We refer you to your response to comment 8 where you state "whether the liabilities written off the books....are debt forgiveness....or
whether they are from duplicated or erroneous liability recognition of the past is not known" and "management believes it is most likely a combination of all of the above."

ANSWER TO QUESTION 7
--------------------

We used the guidance of APB 20, paragraph 13, Correction of an Error in Previously Issued Financial Statements, under the statement discussing change in accounting estimate, in that it states, "In contrast, a change in accounting estimate results from new information or subsequent developments and accordingly from better insight or improved judgment. Thus, an error is distinguishable from a change in estimate. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error for purposes of applying this Opinion."
                                      -

We also used the guidance of APB 20, paragraph 11, Change in estimate affected by a change in accounting principle, stating, "Distinguishing between a change in an accounting principle and a change in an accounting estimate is sometimes difficult. The effect of the change in accounting principle is inseparable from the effect of the change in accounting. Changes of this type are often related to the continuing process of obtaining additional information and revising estimates and are therefore considered as changes in estimates for purposes of applying this Opinion."
                      -

We also applied what we understood of APB 20, paragraph 31, Reporting a Change in Accounting Estimate, that states, "The Board concludes that the effect of a change in accounting estimate should be accounted for in (a) the period of change if the change affects that period only or (b) the period of change and future periods if the change affects both. A change in an estimate should not be accounted for by restating amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods."

And, finally, we applied the guidance of APB 20, paragraph 33, Disclosure, which states, "The effect on income before extraordinary items, net income and related per share amounts of the current period should be disclosed for a change in estimate that affects several future periods. Disclosure of the effect on those income statement amounts is not necessary for estimates made each period in the ordinary course of accounting for items however, disclosure is recommended if the effect of a change in the estimate is material."

We consider the S1,700,000 as a change in estimate that is material in amount. We, therefore, set aside $400,000 to allow for possible affect of this accounting estimate in future periods, thereby leaving a net adjustment in the current period of $1,300,000..

QUESTION 8
----------

We read your response to comment 9- Please explain in greater detail the types of capitalized costs you incur for product development. In your response, tell us which product lines these costs relate to and the timing of such expenditures in relation to your expectation of actual production. In addition, tell us in detail how you considered each of the characteristics in paragraph 9 of SFAS 2, in reaching your conclusion.

ANSWER TO QUESTION 8
--------------------

We are unsure why this remains a question to you. Would you please clarify what your concern is if this comment does not answer your concern. Our answer remains unchanged. We capitalize nothing on any projects while in the research and "until tested, or proven," development stages are completed. We begin to capitalize costs in any project after we satisfy ourselves the project can go into production. We only begin the process of capitalizing such costs after the
               -                                                      -----
point the project goes past what we consider research and development. All research and development are expensed. Up to the point we are satisfied it is feasible and has passed the testing stage, it is expensed. After that point, then we begin the accumulation to capitalize only direct costs associated to the project. All other costs are expensed on an ongoing basis.

For example, we have two projects we determined are viable as of December 31, 2004. The Pete Rose project we began capitalizing after we satisfied ourselves it could go into production. At that point it began to be capitalized. These costs capitalized involved outside consultants, including designing and drafting. It involved trips to China to ready the product for production. Communication with the China group making the product required various trips besides other forms of communications. The Company presently has 400 items on hand ready to sell with full production ready to start when we are ready to mass produce. Interestingly, as we were about to begin mass production, an unrelated third party approached us seeking to buy the entire concept and product that in turn they would own and market. The Company opted to entertain this negotiation and has held off mass producing and marketing the product. Negotiations are presently still in process.

The other project as of December 31, 2004 deals with the marketing of the Chelsea Collection Jeunesse by Francois. This includes an infomercial and advertising tapes used in marketing. The project is viable, but was better classified as "Chelsea Collection Marketing Aids," instead of "Products Awaiting Production." So, we represented it accordingly in the Amendment to the 10-KSB we recently Edgar filed. This project was a recent development not completed until shortly before December 31, 2004. As of December 31, 2004, its estimated useful life was not known. So, we left it as an "indefinite life" as we are unsure as to what its anticipated useful life may be. We will evaluate its estimated fair value again as of December 31, 2005 rather than amortize it. Had we treated it as one of definite life, it would have still remained at full face value of $655,757 as it was not completed and useable until near the end of 2004. Accordingly, we could not have determined its useful life to amortize its cost over.

                            GATEWAY DISTRIBUTORS, LTD
                         RESPONSE TO SEC LETTER 08/03/05
                                    EXHIBIT A

                                    GATEWAY DISTRIBUTORS, LTD
                                   CONSOLIDATED BALANCE SHEET
                                     AS OF DECEMBER 31, 2002


                                                      Passed to
                                                       Gateway      All Others    Consolidated
                                                      from TRSG     not related   as previously
                                                      @ 12-31-02      to TRSG       reported
                                                    --------------------------------------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                         $         -   $        215   $          215
  Accounts Receivable                                         -          3,571            3,571
  Inventories                                            58,053         69,524          127,577
  Property Held for Short Term Investment                     -              -                -
  Prepaids                                                    -              -                -
                                                    --------------------------------------------
                              Total Current Assets       58,053         73,310          131,363
                                                    --------------------------------------------

PROPERTY & EQUIPMENT
  Property and Equipment, at cost                       125,061         12,089          137,150
  (Less) accumulated depreciation and amortization      (79,091)        (3,800)         (82,891)
                                                    --------------------------------------------
                        Total Property & Equipment       45,970          8,289           54,259
                                                    --------------------------------------------
OTHER ASSETS
  Goodwill, Trademarks & Formulas                       475,000         48,314          523,314
  Website                                                     -         25,000           25,000
  Other Assets                                           10,128        109,993          120,121
                                                    --------------------------------------------
                                Total Other Assets      485,128        183,307          668,435
                                                    --------------------------------------------

Total Assets                                        $   589,151   $    264,906   $      854,057
                                                    ============================================

                                   GATEWAY DISTRIBUTORS, LTD
                                  CONSOLIDATED BALANCE SHEET
                                    AS OF DECEMBER 31, 2002

                                              Passed to
                                            Gateway from                       Consolidated as
                                             TRSG @ 12-      All Others not      Previously
                                                31-02        related to TRSG      Reported
                                           ---------------------------------------------------
LIABILITIES

CURRENT LIABILITIES:
Current maturities of long-term debt       $           -  $      2,733,827   $      2,733,827
Due to Wendtland - Grandma Hammans                     -            85,000             85,000
Accounts payable:                                                        -
  Trade                                          441,136           365,157            806,293
  Commissions                                          -           701,124            701,124
Accrued expenses:
  Payroll and employee benefits                   59,047           133,162            192,209
  Payroll taxes                                      697           417,338            418,035
  Interest                                         8,999           861,345            870,344
  Other                                            4,269           276,017            280,286
                                           ---------------------------------------------------
Total current liabilities                        514,148         5,572,970          6,087,118
                                           ---------------------------------------------------

LONG-TERM DEBT                                         -                 -                  -

                                           ---------------------------------------------------
                        Total Liabilities        514,148         5,572,970          6,087,118
                                           ---------------------------------------------------

STOCKHOLDERS' EQUITY (DEFICIENCY):
Preferred stock - $.001 par value
  Authorized - 200,000,000 shares
      Series A Preferred
        Authorized - 100,000,000 shares
        4,972,125 issued and outstanding               -                 1                  1
      No Series Designated Preferred
        Authorized - 300,000,000 shares
        Issued and outstanding - none                  -                 -                  -
Common stock, - $.001 par value
    Authorized - 25,000,000,000 shares
    Issued and outstanding - 49,295,317                -         2,638,227          2,638,227
Additional paid-in capital                        75,003         1,808,362          1,883,365
Accumulated (deficit)                                  -        (9,754,654)        (9,754,654)
                                           ---------------------------------------------------
                  Net Equity (Deficiency)         75,003        (5,308,064)        (5,233,061)

Total Liabilities & Equity (Deficiency)    $     589,151  $        264,906   $        854,057
                                           ===================================================

                            GATEWAY DISTRIBUTORS, LTD
                        RESPONSE TO SEC LETTER 08/03/05
                                    EXHIBIT B

Excerpts from TRSG Corporation 10-KSB 2002 filing:


                                TRSG CORPORATION
                                  Balance Sheet
                            As of December 31, 2002


                          A S S E T S
Current Assets
Cash                                                 $        --
                                                     -----------
Total Current Assets                                          --
                                                     -----------

                                                     $        --
                                                     ===========


             LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Notes payable                                        $   350,000
Accounts payable                                         285,000
                                                     -----------
Total Current Liabilities                                635,000
                                                     -----------

Total Liabilities                                        635,000
                                                     -----------

Commitments & Contingencies                              650,000
                                                     -----------


Stockholders' Equity
  Preferred stock, $.001 par value
    Authorized 5,000,000 shares
    Issued & outstanding - none                               --
  Common stock, $.001 par value
    Authorized 2,000,000,000 shares
    Issued & outstanding 195,408,731 shares              195,409
    Additional paid-in capital                         3,803,634
    Retained earnings (deficit)                       -5,284,043
                                                     -----------
      Net Stockholders' Equity                        -1,285,000
                                                     -----------


        Total Liabilities and Stockholders' Equity   $        --
                                                     ===========

Final Portion of NOTE 1:

On December 31, 2002 the Company sold all of its assets, selected liabilities and all of its operations as a distributor of vitamin, nutritional supplements and whole health foods mainly in the United States of America and Canada to Gateway Distributors, Ltd. ("Gateway"). As a result, It ceased operations as of December 31, 2002. Gateway, a publicly held corporation, held the majority of the stock ownership in the Company from January 11, 2001 to December 31, 2002 and had reported its financial statements by including the Company in its consolidated financial statements as a majority owned subsidiary. Subsequent to December 31, 2002, refer to note on subsequent events.


NOTE 3 - SALE OF ALL ASSETS, SELECTED LIABILITIES & OPERATIONS:


The Company sold to Gateway all of its assets and operations. Gateway assumed all but $635,000 of the debts of the Company. In closing this agreement the Company freed itself of $501,073 more debt than the recorded carrying value of the assets sold. This difference of $501,073 is reported as income on the statement of operations as other income under "gain on sale of assets to Gateway."


Beginning portion of NOTE 5 - COMMITMENTS AND CONTINGENCIES:

SALE OF ASSETS AND OPERATIONS

In the asset sales agreement Gateway assumes all debt of the Company, except the $350,000 notes and $285,000 in unspecified debt for a total of $635,000. The Company retained the right to choose which unspecified debts totaling $285,000 it will retain and pay. The Company is negotiating with creditors to convert debt to stock.

However, the creditors are not obligated to recognize this agreement or convert their debt for stock. So, the Company ultimately could be held responsible to pay obligations passed on to Gateway.


Portion of NOTE 7 - EQUITY


On December 31, 2002 the Company sold back to Gateway all of its operations, and assets and all but $635,000 of the Company debt. In conjunction with these transactions the Company issued 133,000,000 shares of restricted stock to Gateway valued at $15,000. The stock issued to Gateway was in anticipation of the sale of the Company's assets and operations and the resultant relief of $501,073 of debt in excess of the carrying value of the assets. In a related transaction also on December 31, 2002 Gateway sold 133,319,000 shares of restricted stock of the Company, or approximately 51% of its approximate 58% ownership in the Company, to Suburban Capital Corp. ("Suburban") for $15,000. Refer also to the note on subsequent events.

The Company was a majority owned subsidiary of Gateway Distributors, LTD. (Gateway) from January 11, 2001 through December 31, 2002. Gateway's ownership in the Company varied, but always stayed over 50%. On December 31, 2002 Gateway sold 51% ownership in the Company to Suburban Capital Corporation ("Suburban"), an unrelated party. After the closing, effective the end of the day on December 31, 2002, Gateway owned approximately 7% and Suburban owned approximately 51% of the Company.